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             UNITED STATES                        OMB
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    SECURITIES AND EXCHANGE COMMISSION            APPROVAL
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         Washington, D.C. 20549                   OMB Number:
                                                  3235-0167
                                                  Expires:October 31, 2001
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                                       FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                        Commission File Number 000-27670
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                           Engineering Animation, Inc.
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             (Exact name of registrant as specified in its charter)

            2321 North Loop Drive, Ames, Iowa 50010; (515) 296-9908

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock (including associated rights to purchase 1/150 of a share of Junior Participating Preferred Stock)

     (Title of each class of securities covered by this Form)


Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       /X/               Rule 12h-3(b)(1)(i)
         Rule 12g-4(a)(1)(ii)                        Rule 12h-3(b)(1)(ii)
         Rule 12g-4(a)(2)(i)                         Rule 12h-3(b)(2)(i)
         Rule 12g-4(a)(2)(ii)                        Rule 12h-3(b)(2)(ii)
                                                     Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
                                       1
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     Pursuant to the  requirements of the Securities  Exchange Act of 1934
Engineering Animation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 23, 2000                     By:  /s/  Jamie A. Wade
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Instruction:  This  form is  required  by Rules  12g-4,  12h-3  and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.